Exhibit 99.2

INVESTOR PRESENTATION Acquisition of Merchants & Manufacturers Bank Corporation November 27, 2023

2 2 Investor Presentation First Busey Corporation | Ticker: BUSE Merchants and Manufacturers Bank Corp. $ in millions 2021 2022 3Q23 YTD Total Assets $ 360 $ 417 $ 473 Total Loans $ 321 $ 372 $ 406 Total Deposits $ 308 $ 342 $ 399 Loan / Deposits 104.2% 108.8% 101.8 % NPA/Assets 0. 00% 0.00% 0.00 % NIM 4.36% 4.76% 5.14 % Efficiency Ratio 63.9% 66.0% 55.6 % ROAA 1. 15% 1. 12% 1 . 64 % ROATCE 1 4.69% 13.30% 18.78 % TCE / TA 8.22% 8.37% 8.22 % Bank - Level Financial Highlights ¹ 5 Branches in Illinois: Will & DuPage Counties 1 All metrics calculated per S&P Capital IQ | ² Deposit data as of 6/30/23 per the 2023 FDIC Summary of Deposits Pro Forma Chicagoland Map M&M Busey + Deposit Market Share ² (excludes banks with $100B+ in consolidated assets) Oak Brook

Investor Presentation | First Busey Corporation | Ticker: BUSE 3

Strategic Rationale

Busey + M&M Bank Merchants and Manufacturers Bank

Compelling Life Equity Loan® Line of Business	▪ Defensible, scalable niche as established market leader in providing loans secured by cash value life insurance policies and related credit products ▪ Service-first business model aligns with Busey's focus – M&M prioritizes delivering best-in-class customer service to borrowers and their insurance agents ▪ Enhances the unique product set offered to Busey's well-capitalized client base ▪ Attractive economics – strong yield (7.65% MRQ) and no historical loss experience ▪ Busey's strong balance sheet position and investments in technology will enhance Life Equity Loan® capabilities and financial outcomes
Further Enhances Key Market Profile	▪ Complements and extends Busey's growing Chicagoland market presence ▪ Bolsters Busey's deposit position among regional and community banks to #4 in M&M's markets of operation and #8 in the Chicago MSA [1] ▪ Adds presence in attractive and commercially important Oak Brook market
Product & Service Synergies	▪ Existing M&M customers gain: - Access to a broader suite of bank, wealth, and payment tech solutions - Enhanced ability to continue growing with bankers they know & trust via significantly increased lending limits and improved access to funding
Low Risk	▪ Strong cultural fit and shared community banking values ▪ M&M shares Busey's conservative credit culture, confirmed by the thorough due diligence of Busey's credit team ▪ Critical members of executive leadership to join Busey ▪ Life Equity Loan® leadership, origination and servicing teams to remain intact ▪ Small investment portfolio at ~$10 million amortized cost and short duration of < 4 years; 100% available-for-sale, AOCI of ($554 thousand) at 9/30/23

[1] Deposit data as of 6/30/23 per the 2023 FDIC Summary of Deposits and excludes banks with $100 billion+ in consolidated assets

Investor Presentation | First Busey Corporation | Ticker: BUSE 4

Loan Portfolio

Busey + M&M Bank Merchants and Manufacturers Bank

M&M Total Loan Portfolio Composition | 3Q23


Life Equity Loans 55%
Total Loan Portfolio:
$406 Million
Other Commercial & Industrial 13%
Owner Occupied CRE 13%
Non-Owner Occupied CRE 9%
1-4 Family Residential 8%
C&D 0%
Other 2%

- Conservatively underwritten, diversified and granular loan portfolio
- $0 net charge-offs since 2015
- No non-performing assets
- 0.18% of total loans are 90+ days past due
- Minimal out-of-market commercial lending: excluding nationwide Life Equity Loan program, ~90% of portfolio balances are loans in Illinois or Indiana
- No Central Business District Office CRE-I; only ~$1 million of total Office CRE-I balances

M&M Life Equity Loan Portfolio Trend

$ in millions


+31% 10-Year CAGR
Gross Balances
Net Balances
Balances sold to participant banks
Balances held on M&M balance sheet
$31 $53 $81 $107 $131 $166 $202 $229 $315 $380 $462 $455
$76 $96 $96 $101 $110 $107 $156 $189 $211 $224
2012 YE 2013 YE 2014 YE 2015 YE 2016 YE 2017 YE 2018 YE 2019 YE 2020 YE 2021 YE 2022 YE 2023 Q3

- Life Equity Loans represent 55% of total on-balance sheet loan balances
- Gross balances of Life Equity Loans exceed $450 million
  - Over 50% remains off-balance sheet in the form of participations to other financial institutions
  - Portions participated can be brought back on balance sheet over time
- Portfolio has over 3,000 borrowers represented by over 900 insurance agents
- Life Equity Loans have demonstrated no loss content across company's history in the business
- Busey's strong capital and liquidity positions will enhance growth and economic capture going forward

Investor Presentation | First Busey Corporation | Ticker: BUSE | 5

Diligence Process & Results

Busey + M&M Bank

Long-term relationship between transaction partners	▪ Long-standing relationship between key members of Busey and M&M leadership ▪ Pre-existing commercial relationship over many years as a participation partner for M&M's Life Equity Loan business
Diligence Process	▪ Comprehensive examination completed by 10 functional Busey diligence teams ▪ Reviewed ~70% of loan portfolio balances (ex-Life Equity Loans)
Balance Sheet Marks	▪ Low gross credit mark of 0.9% of total loans, based on historical loss experience and the significant portion of loan book secured by cash value of life insurance ▪ Net asset/liability rate marks of ~$6 million
Cost Savings	▪ Estimated at 40% of M&M's noninterest expense ▪ 75% run-rate realization in 2024, 100% in 2025+
Restructuring Charges	▪ One-time pre-tax transaction charges are 1.3x of fully-realized estimated pre-tax cost saves
Other	▪ Core Deposit intangible: 3.5% of core deposits, amortized on accelerated basis over 10 years ▪ Immaterial Durbin Amendment impact

6 6 Investor Presentation First Busey Corporation | Ticker: BUSE ▪ 71% stock, 29% cash ▪ Election mechanism, subject to proration ▪ $41.6 million aggregate deal value to common shareholders ¹ ▪ $117.74 total consideration per M&M share ¹ Purchase Price Consideration Mix ▪ 1.42x TBV at 9/30/23 ¹ ▪ 6.7x LTM earnings ¹ ▪ 3.6x LTM earnings + full - phased in cost savings ¹ ▪ < 1.5% TBV dilution ▪ < 2 year TBV earnback (crossover method) ▪ 6%+ EPS accretion in 2025 & 2026; long - term GAAP & Cash EPS accretion of ~5.5% ▪ 25%+ projected IRR ▪ Pro Forma capital and liquidity positions remain robust Deal Terms & Pro Forma Financial Impacts Transaction Multiples 1 Based on BUSE 20 Day VWAP of $20.55 as of 11/24/23 Anticipated Closing Date ▪ Early Second Quarter of 2024 ▪ Bank Merger and Conversion projected for Second Quarter 2024 + Pro Forma Impacts Other Consideration ▪ $3.0 million of outstanding preferred shares to be redeemed at par

7 7 Investor Presentation First Busey Corporation | Ticker: BUSE Forward - Looking Statements and Additional Information Special Note Concerning Forward - Looking Statements This presentation may contain forward - looking statements within the meaning of the Private Securities Litigation Reform Act of 1 995 with respect to the financial condition, results of operations, plans, objectives, future performance and business of Busey and M&M. Forward - looking statements, which may be based upon beliefs, expectations and assumptions of Busey’s and M&M’s management and on information currently available to management, are generally identifiable by the use of w ord s such as “believe,” “expect,” “anticipate,” “plan,” “intend,” “estimate,” “may,” “will,” “would,” “could,” “should” or other similar expressions. Additionally, all statements in th is presentation, including forward - looking statements, speak only as of the date they are made, and neither Busey nor M&M undertakes any obligation to update any statement in light of ne w i nformation or future events. A number of factors, many of which are beyond the ability of Busey and M&M to control or predict, could cause actual results to differ materially from tho se in any forward - looking statements. These factors include, among others, the following: (i) the possibility that any of the anticipated benefits of the proposed transaction between Bus ey and M&M will not be realized or will not be realized within the expected time period; (ii) the risk that integration of operations of M&M with those of Busey will be materially delayed or will be more costly or difficult than expected; (iii) the inability to complete the proposed transaction due to the failure of the required approval of M&M’s stockholders; (iv) the failure to s ati sfy other conditions to completion of the proposed transaction, including receipt of required regulatory and other approvals; (v) the failure of the proposed transaction to clo se for any other reason; (vi) the effect of the announcement of the transaction on customer relationships and operating results; (vii) the possibility that the transaction may be more expen siv e to complete than anticipated, including as a result of unexpected factors or events; (viii) the strength of the local, state, national, and international economy (including effects of inflationary pressures and supply chain constraints); (ix) the economic impact of any future terrorist threats or attacks, widespread disease or pandemics (including the Coronavirus Diseas e 2 019 pandemic), or other adverse external events that could cause economic deterioration or instability in credit markets (including Russia’s invasion of Ukraine and the Israeli - Pale stinian conflict); (x) changes in state and federal laws, regulations, and governmental policies concerning Busey’s or M&M’s general business (including changes in response to the rec ent failures of other banks); (xi) changes in accounting policies and practices; (xii) changes in interest rates and prepayment rates of Busey’s or M&M’s assets (including the impact of the London Interbank Offered Rate phase - out and the recent and potential additional rate increases by the Federal Reserve); (xiii) increased competition in the financial service s s ector (including from non - bank competitors such as credit unions and fintech companies) and the inability to attract new customers; (xiv) changes in technology and the ability to deve lop and maintain secure and reliable electronic systems; (xv) the loss of key executives or associates; (xvi) changes in consumer spending; (xvii) unexpected results of acquisitions, incl udi ng the acquisition of M&M and the performance of M&M’s Life Equity Loan ® business; (xviii) unexpected outcomes of existing or new litigation involving Busey or M&M; (xix) fluctuations in the value o f securities held in Busey’s or M&M’s securities portfolio; (xx) concentrations within Busey’s or M&M’s loan portfolio, large loans to certain borrowers, and large deposits f rom certain clients; (xxi) the concentration of large deposits from certain clients who have balances above current FDIC insurance limits and may withdraw deposits to diversify their expos ure ; (xxii) the level of non - performing assets on Busey’s or M&M’s balance sheets; (xxiii) interruptions involving information technology and communications systems or third - party servicers ; (xxiv) breaches or failures of information security controls or cybersecurity - related incidents; and (xxv) the economic impact of exceptional weather occurrences such as tornadoes, hurricanes, floods, blizzards, and droughts. These risks and uncertainties should be considered in evaluating forward - looking statements and undue reliance should not be placed on such statements. Additional information concerning Busey and its business, including additional factors that could materially affect Busey’s financial results, are included in Busey’ s f ilings with the Securities and Exchange Commission (“SEC”). Additional Information Busey will file a registration statement on Form S - 4 with the SEC in connection with the proposed transaction. The registration statement will include a proxy statement of M&M that also constitutes a prospectus of Busey, which will be sent to the stockholders of M&M. M&M’s stockholders are advised to read the pro xy statement/prospectus when it becomes available because it will contain important information about Busey, M&M and the proposed transaction. When filed, this presentation an d o ther documents relating to the proposed transaction filed by Busey and M&M can be obtained free of charge from the SEC’s website at www.sec.gov. These documents also can be obtained f ree of charge by accessing Busey’s website at www.busey.com under the tab “Investors Relations” and then under “SEC Filings.” Alternatively, these documents, when availabl e, can be obtained free of charge from Busey upon written request to First Busey Corporation, Attention: Corporate Secretary, 100 W. University Avenue, Champaign, Illinois 618 20 or by calling (217) 365 - 4630, or from M&M, upon written request to Merchants and Manufacturers Bank Corporation, Attention: Brad Butler, 25140 W. Channon Dr., Channahon, Illinois 60 410 or by calling (630) 575 - 9700 . This presentation shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an off er to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the sec uri ties laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Participants in this Transaction Busey, M&M and certain of their respective directors and executive officers may be deemed to be participants in the solicitat ion of proxies from stockholders in connection with the proposed transaction under the rules of the SEC. Information about these participants may be found in the definitive proxy st ate ment of Busey relating to its 2023 Annual Meeting of Stockholders filed with the SEC on April 14, 2023. This definitive proxy statement can be obtained free of charge from the so urc es indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus regarding the proposed transaction wh en it becomes available.